Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ACTIVISION BLIZZARD, INC.

(Name of Issuer)

COMMON STOCK, $0.000001 PAR VALUE

(Title of Class of Securities)

00507V109

(CUSIP Number)

November 4, 2016

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00507V109	Page 2 of 5 Pages

1.	Name of Reporting Persons THL A9 Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 37,084,743 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 37,084,743 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,084,743 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.

Percent of Class Represented by Amount in Row 9

4.99%      (Based on 743,213,371 shares of Common Stock outstanding as of October 27, 2016, as disclosed in Activision Blizzard, Inc.’s Form 10Q filed November 4, 2016)

12.	Type of Reporting Person CO

SCHEDULE 13G

CUSIP No. 00507V109	Page 3 of 5 Pages

1.	Name of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 37,084,743 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 37,084,743 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,084,743 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.

Percent of Class Represented by Amount in Row 9

4.99%       (Based on 743,213,371 shares of Common Stock outstanding as of October 27, 2016, as disclosed in Activision Blizzard, Inc.’s Form 10Q filed November 4, 2016)

12.	Type of Reporting Person CO

SCHEDULE 13G

CUSIP No. 00507V109	Page 4 of 5 Pages

Item 1(a).   Name of Issuer:

ACTIVISION BLIZZARD, INC.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

3100 Ocean Park Boulevard, Santa Monica, California 90405

Item 2(a).   Names of Persons Filing:

THL A9 Limited

Tencent Holdings Limited

Item 2(b).   Address of Principal Business Office or, if None, Residence:

For both THL A9 Limited and Tencent Holdings Limited:

Level 29, Three Pacific Place
1 Queen’s Road East
Wanchai, Hong Kong

Item 2(c).   Citizenship:

THL A9 Limited: British Virgin Islands
Tencent Holdings Limited: Cayman Islands

Item 2(d).   Title of Class of Securities:

Common Stock

Item 2(e).   CUSIP Number:

00507V109

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	Investment Adviser, in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund, in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.   Ownership:

Items 5 through 9 and 11 on each of pages 2 through 3 is incorporated herein by reference.

Item 5.   Ownership of Five Percent or Less of a Class.

The Reporting Persons are making this filing because their ownership percentage decreased solely due to an increase in the number of outstanding shares of Common Stock.

SCHEDULE 13G

CUSIP No. 00507V109	Page 5 of 5 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016

THL A9 Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director